UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Seaspan Corporation

(Name of Issuer)

Class A Common Shares, par value $0.01 per share Class A Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

Walker House

85 Mary Street

George Town, Grand Cayman

Cayman Islands

Telephone: +1 (345) 949 0100

With a copy to: Paul Strecker Shearman & Sterling 12th Floor, Gloucester Tower 15 Queen’s Road Central Hong Kong Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y75638109	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Container Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,146,428 Class A Common Shares 20,000 Class A Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,146,428 Class A Common Shares 20,000 Class A Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,146,428 Class A Common Shares 20,000 Class A Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% of Class A Common Shares 10.0% of Class A Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. Y75638109	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Graham Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,158,580 Class A Common Shares 20,000 Class A Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,158,580 Class A Common Shares 20,000 Class A Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,158,580 Class A Common Shares 20,000 Class A Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% of Class A Common Shares 10.0% of Class A Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D amends the statement on Schedule 13D originally filed by Tiger Container Shipping Company Limited (“Tiger”) and Graham Porter on August 19, 2005 and amended on February 23, 2009 and March 12, 2010 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”) and Class A preferred shares, par value $0.01 per share (the “Class A Preferred Shares”) of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text after the fourth paragraph of Item 3:

“Letter Agreement”. On December 12, 2011, Thetis Holdings Ltd. (“Thetis”), a company controlled by Mr. Porter, and Deep Water Holdings, LLC (“Deep Water”) entered into a letter agreement (the “Letter Agreement”) relating to certain Common Shares to be received by Thetis in connection with the proposed sale (the “Proposed Sale”) of shares of Seaspan Management Services Limited (“SMSL”) to the Issuer. The terms of the Proposed Sale are set forth in a binding memorandum of understanding between the owners of SMSL (which includes Thetis) and the Issuer and are summarized in the report on Form 6-K filed by the Issuer on December 13, 2011.

Pursuant to the Letter Agreement, Thetis has agreed to sell to Deep Water, following the closing of the Proposed Sale, 50% of the Common Shares that Thetis will receive in connection with the Proposed Sale. The purchase price for the Common Shares will be the same price used in connection with the valuation utilized in the Proposed Sale.

The description of the Letter Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)	Tiger is the beneficial owner of, and has the sole power to vote and dispose of (i) 5,146,428 Common Shares, representing 7.4% of the Common Shares and (ii) 20,000 Class A Preferred Shares, representing 10.0% of the Class A Preferred Shares. The 5,146,428 Common Shares held by Tiger includes 237,093 Common Shares previously held by Jenstar Ltd. (“Jenstar”), a Cayman Islands company wholly owned by Mr. Porter, which Jenstar had transferred to Tiger.

Mr. Porter is the beneficial owner of, and has the sole power to vote and dispose of (i) 5,158,580 Common Shares, representing 7.4% of the Common Shares and (ii) 20,000 Class A Preferred Shares, representing 10.0% of the Class A Preferred Shares. This includes 5,146,428 Common Shares owned by Tiger and 12,152 Common Shares owned by Mr. Porter himself.

The percentages of the classes of securities identified pursuant to Item 1 beneficially owned by each of Tiger and Mr. Porter are based on 69,292,009 Common Shares and 200,000 Class A Preferred Shares outstanding as of September 30, 2011, as provided in the report on Form 6-K for the quarter ended September 30, 2011 filed with the SEC by the Company on November 3, 2011.

(c)	On November 23, 2011, Tiger acquired 57,090 Common Shares through participation in the DRIP at a purchase price of approximately $11.0289 per share. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Shares or Class A Preferred Shares in the 60 days preceding the date of this Schedule 13D. Shares acquired through the DRIP were acquired directly from the Issuer. The Issuer filed a registration statement on Form F-3D (the Form “F-3D”) covering the sale of Common Shares under the DRIP with the SEC on May 30, 2008. The Form F-3D contains more information on the administration of the DRIP.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text before the first paragraph of Item 6:

“The information set forth in Item 3 of this Schedule 13D is incorporated by reference in this Item 6.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement by and between the Reporting Persons dated March 12, 2010

B	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

*	Filed with Amendment No. 2 to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 14, 2011

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Authorized Person

GRAHAM PORTER

By:	/s/ Graham Porter

EXHIBIT INDEX

Exhibit No.	Description

A*	Joint Filing Agreement by and between the Reporting Persons dated March 12, 2010

B	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

*	Filed with Amendment No. 2 to the Schedule 13D.

Exhibit B

Deep Water Holdings, LLC

c/o Washington Corporations

101 International Way

P.O. Box 16630

Missoula, Montana 59808

December 12, 2011

Thetis Holdings Ltd

Walker House, 87 Mary Street,

George Town, Grand Cayman KY1-9001,

Cayman Islands, BWI

Re:	Share Purchase and Share Option Agreement relating to Seaspan Corporation Acquisition of SMSL

Ladies and Gentlemen:

This letter (this “Letter”) confirms our discussions and agreements related to Seaspan Corporation’s (“Seaspan”) acquisition of Seaspan Management Services Limited (“SMSL”). The terms of such acquisition (the “Acquisition”) are set forth in a Confidential Memorandum of Understanding titled Seaspan Corporation Acquisition of SMSL and Extinguishment of Incentive Shares, dated as of December 12,2011 (the “MOU”). Capitalized terms used in this Letter without definition have the meanings ascribed to such terms in the MOU.

In connection with the Acquisition, Thetis Holdings Ltd. (“Thetis” or “you”) will receive its pro rata portion of the Base Purchase Price and Fleet Growth Payments, if any, payable in the form of Seaspan’s Class A Common Stock (the “Class A Common Stock). Thetis agrees to sell fifty percent (50%) of such shares of Class A Common Stock (representing the Base Purchase Price and any Fleet Growth Payments) to Deep Water Holdings, LLC (“Deep Water” or “we” or “us”) at the Per Share Value and Deep Water agrees to purchase such shares of Class A Common Stock at the Per Share Value. The closing of the foregoing purchase and sale of such shares of Class A Common Stock will occur immediately following the closing of the Acquisition (in the case of the Class A Common Stock representing the Base Purchase Price) or promptly following Thetis’ receipt of any Class A Common Stock from Seaspan (in the case of the Class A Common Stock representing the Fleet Growth Payments).

The agreements made by you and us in this Letter are for the sole and exclusive benefit of Deep Water and Thetis and their respective affiliates and no third party shall be entitled to any rights, benefits or privileges in connection with this Letter. This Letter shall be treated as confidential, unless disclosure is required by law. This Letter is conditioned upon and subject to the closing of the Acquisition and shall be binding on and enforceable against you and us and this Letter shall be governed by the laws of the Marshall Islands. This Letter may be executed in any number of counterparts, any of which need not contain the signatures of more than one party, but all such counterparts together shall constitute one agreement.

[SIGNATURE PAGE FOLLOWS]

If the foregoing is consistent with your understanding, please execute one copy of this Letter and return it to us whereupon this Letter shall become a binding agreement between Deep Water and Thetis.

Very truly yours,
Deep Water Holdings, LLC

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Accepted and Agreed:

Thetis Holdings Ltd

By:	/s/ Mark W. Hilton
Name:	Mark W. Hilton
Title:	Assistant Secretary